Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

FUNDRISE



$32,163.14
$18,815.44

Invest in tomorrow's great tech companies, today

Venture capital has been one of the best performing asset classes of the last 20+ years. It was also off-limits to almost all individual investors… until now.

The Fundrise Innovation Fund has removed typical barriers to investing in VC:

- No accreditation required.
- No 2-and-20 fees.
- No membership fees.
- Our lowest venture investment minimum ever ($10).

With Fundrise, you have access to invest early in high-growth, private technology companies — including those leading the AI revolution.

Invest Now

How it works



Tell us about yourself

Finish creating your account and start investing.

Complete questionnaire



We’ll build your portfolio

Your dollars will be placed into the funds that best align with your investment strategy.



Monitor your progress

Use the Fundrise app to manage your investments, set financial goals, and watch your portfolio grow.

Learn more about the Innovation Fund on the offering page, or read up on recent activity from the fund’s investor updates:

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Invest in innovation

Invest Now

The Fundrise Innovation Fund is the marketing name for the underlying legal entity, Fundrise Growth Tech Fund, LLC (the Fund). The Fund is an unlisted closed-end management investment company that is operated as a tender offer fund. The Fund's investment objective is to provide total return primarily through long-term capital appreciation. All securities involve risk; please consider the risks and objectives before investing in the Fund. For more information, including the Prospectus, please visit https://fundrise.com/offerings/26/view.

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